[Letterhead of Paul Hastings LLP]

August 23, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Cara Wirth

Re:	Seaport Global Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A Filed July 8, 2021
File No. 001-39741

On behalf of our client, Seaport Global Acquisition Corp. (the “Company”), we set forth below the Company’s response to the letter, dated August 5, 2021, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Preliminary Proxy Statement on Schedule 14A filed by the Company on July 8, 2021 (the “Proxy Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Company’s responses immediately below the Staff’s comments.

In addition, the Company has revised the Proxy Statement in response to the Staff’s comments and is filing an amendment to the Proxy Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Company’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment. Statements made with respect to the Company and Redwood Intermediate, LLC (“Redbox”) are made based on representation made to us by them.

Preliminary Proxy Statement on Schedule 14A Filed July 8, 2021

Summary of the Proxy Statement

Structure of the Business Combination, page 2

1.	Staff Comment: Please revise to add the following points to this section:

•	SGAC will acquire certain newly issued Redbox Common Units in exchange for a cash contribution, which proceeds will be used to reduce existing indebtedness and fund Redbox’s balance sheet for certain general corporate purposes; and

•	The Redbox LLCA will provide Parent the right to surrender its retained Redbox Common Units to Redbox, together with the cancellation of an equal number of shares of Class B common stock, in exchange for cash or Class A common stock, par value $0.0001 per share, of SGAC.

Securities and Exchange Commission

August 23, 2021

In addition, please quantify the “cash contribution” that will be used to reduce existing indebtedness and fund Redbox’s balance sheet for certain general corporate purposes and quantify the value of the total Class B common stock in exchange for Class A common stock, based on recent trading prices.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 to discuss the cash contribution that will be used to reduce Redbox’s existing indebtedness and fund its balance sheet.

With respect to the value of Parent’s Class B common stock exchangeable for Class A common stock, the Company respectfully advises the Staff that Parent will not be entitled to exchange any Redbox Common Units for Class A common stock until after the Closing and the expiration of the Parent Lock-Up Period.  At such time, Parent will be entitled to exchange all or any portion of its Redbox Common Units, together with the cancellation of an equal number of shares of Class B common stock, for a number of shares of Class A common stock. The amount of Class A common stock which the Parent will receive in the event of such exchange will be equal to the product of (i) the number of Redbox Common Units to be exchanged multiplied by (ii) an exchange rate which will initially be one to one but which will be subject to adjustment as set forth in the Redbox LLCA. In light of the foregoing, the total value of the Class A common stock to be received by Parent in any such exchange cannot be quantified at this time.

Risks Relating to Redbox’s Business, page 17

2.	Staff Comment: Where you discuss the indebtedness of Redbox, please disclose the total principal value of your outstanding debt, including capital leases, as of the most recently completed fiscal quarter.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 43 to provide the total principal value of Redbox’s outstanding debt, including capital leases, as of the most recently completed fiscal quarter.

Comparative Share Information, page 24

3.	Staff Comment: We note the comparative share information included in this section assumes two redemption scenarios. Please revise to show a range of redemption scenarios, including minimum, maximum, and interim redemption levels.

Response: The Company respectfully acknowledges the Staff’s comment. The Company directs the Staff to the ownership table on pages vii, 7, 51 and 99 which summarizes the pro forma number of Class A and Class B common stock outstanding and pro forma ownership of the Company upon the closing of the business combination. The Company updated the table on pages vii, 7, 51 and 99 to include the share ownership information for two additional interim redemption scenarios, which includes both a 25% and 50% redemption assumption. The maximum scenario reflects an approximate 75% redemption level to align with the minimum cash requirement to complete the transaction. Therefore, the table now includes a range of scenarios, including minimum, maximum, and two interim redemption levels.

Securities and Exchange Commission

August 23, 2021

The Company believes that the updated disclosure adequately provides investors with ownership information under a range of redemptions scenarios, including minimum, maximum, and two interim redemption levels. The Company does not believe further revisions to the comparative share information would be meaningful to an investor in light of the current revised disclosure noted.

4.	Staff Comment: Please present historical and pro forma net income (loss) attributable to common shareholders that was used to determine the historical and pro forma earnings (loss) per share amounts for the year ended December 31, 2020 and the three months ended March 31, 2021 for Seaport Global Acquisition Corp., Redwood Intermediate, LLC and the combined entities on a pro forma basis under each redemption scenario.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the disclosures on pages 24 and 25. For all periods presented, the Comparative Share Information table was updated to present net income (loss) attributable to common shareholders for Seaport Global Acquisition Corp., Redwood Intermediate, LLC and the combined entities on a pro forma basis under each redemption scenario.

5.	Staff Comment: Please present the historical and pro forma book value per share amounts for the three months ended March 31, 2021 for Seaport Global Acquisition Corporation and Redwood Intermediate, LLC, and the combined entities on a pro forma basis under each redemption scenario.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the disclosures on pages 24 and 25. For the six months ended June 30, 2021, the Comparative Share Information table was updated to present the historical and pro forma book value per share amounts for Seaport Global Acquisition Corp. and Redwood Intermediate, LLC, and the combined entities on a pro forma basis under each redemption scenario.

6.	Staff Comment: Footnote (2) to the table indicates that weighted average shares and basic and diluted net earnings (loss) per share have been restated. Please revise to indicate which entities’ financial information has been restated and for which periods presented. Also, include a cross-reference to where the restatements are discussed elsewhere in the filing.

Response: The Company respectfully acknowledges the Staff’s comment and has made updated the disclosures on page 25. For all periods presented, footnote (2) to the table was revised to clarify which entities’ financial information has been restated and for which periods presented. The Company notes the restatement was applicable only to Seaport Global Acquisition Corp., historical for the period ended December 31, 2020. The Company notes that Seaport Global Acquisition Corp. had previously filed an amended Form 10-K/A, and its audited Statement of Operations indicates “As Restated” for the period from July 24, 2020 (inception) through December 31, 2020. Additionally, a cross-reference was added to footnote (2) to the Index to the Financial Statements, which contains the Seaport Global Acquisition Corp. historical financial statements.

Securities and Exchange Commission

August 23, 2021

Risk Factors, page 26

7.	Staff Comment: Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 19 and 64-65 to address the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering.

8.	Staff Comment: Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Please clarify how stock trading prices would impact the company in redeeming public warrants. Please clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 54-55 to address additional risks to public warrant holders and clarify how stock trading prices would impact the Company in redeeming public warrants. Additionally, the Company has added disclosure on page 53 to explain the steps the Company will take to notify all shareholders regarding when the warrants become eligible for redemption.

Risks Relating to SGAC and the Business Combination

“Directors of SGAC have potential conflicts of interest...”, page 46

9.	Staff Comment: Please highlight the risk that the SGAC sponsor and affiliates will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 19, 47, 48 and 117 to address the risk that the Company’s sponsor and affiliates will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Securities and Exchange Commission

August 23, 2021

10.	Staff Comment: Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: In response to the Staff’s comment, the Company has added disclosure on page 49 to address the risk that the sponsor and its affiliates can earn a positive rate of return on their investment, even if other Company shareholders experience a negative rate of return in the post-business combination company.

“Existing stockholders will experience significant dilution as a result of the business combination...”, page 49

11.	Staff Comment: Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 51 and 52.

“SGAC will be a ‘controlled company’ within the meaning of the rules of Nasdaq...”, page 59

12.	Staff Comment: Please disclose the impact that the Class B common stockholders have on your status as a controlled company. In particular, please address:

•	the controlling shareholder’s ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets;

•	the dual-class shares may have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest; and

•	any exceptions to provisions requiring mandatory conversion of Class B common stock upon the transfer.

Response: In response to the Staff’s comment, the Company has added disclosure on page 63 to discuss the impact that the Class B common stockholders have on our status as a controlled company.

Unaudited Pro Forma Condensed Combined Financial Information Description of the Business Combination, page 65

13.	Staff Comment: In the table on the bottom of page 66, you disclose that total shares outstanding after the merger under both the no redemptions and maximum redemptions scenarios will include 32,770,000 Redbox Rollover Shares. Please explain how you determined the number of Redbox Rollover Shares as this entity’s March 31, 2021 balance sheet indicated the Company had 31,174,806 shares outstanding at this date.

Securities and Exchange Commission

August 23, 2021

Response: The Company respectfully acknowledges the Staff’s comment. On the table, which now appears on page 71, the Company notes the referenced 32,770,000 Redbox Rollover Shares include all shares, vested and unvested. In the March 31, 2021 consolidated balance sheet for Redwood Intermediate, LLC and Subsidiaries, total common shares outstanding of 31,174,806 exclude unvested restricted stock units and performance stock units.

Additionally, please note that the Redbox’s March 31, 2021 unaudited consolidated financial statements are replaced by the June 30, 2021 unaudited consolidated financial statements in the amended filing.

Pro Forma Condensed Combined Balance Sheet, page 68

14.	Staff Comment: Please revise your pro forma balance sheet so that each adjustment included therein is separately disclosed on the face of the pro forma balance sheet. For example you combine several adjustments into a single amount for purposes of your adjustments to accrued and other current liabilities and retained earnings (accumulated deficit). Please revise to separately disclose on the face of the balance sheet the amounts of each pro forma adjustment effecting these line items.

Response: The Company respectfully acknowledges the Staff’s comment. The pro forma condensed combined balance sheet disclosure presentation has been updated on page 73 for additional line items to separately break out individual pro forma adjustments for (1) accrued and other current liabilities and (2) retained earnings (accumulated deficit). All pro forma adjustments are now presented in their own individual rows on the face of the pro forma balance sheet.

Pro Forma Condensed Combined Statement of Operations, page 69

15.	Staff Comment: Please revise your pro forma condensed combined statements of operations for each period presented to disclose the historical weighted average shares, basic and diluted, and basic and diluted earnings (loss) per share for each entity. Refer to Rule 11-02(a)(9)(i) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment. The pro forma condensed combined statement of operations was updated starting on page 74 for each period presented, to disclose the historical weighted average shares and earnings (loss) per share, basic and diluted, for each entity.

16.	Staff Comment: Please revise the pro forma condensed combined statements of operations for each period presented to disclose pro forma basic and diluted net income per share attributable to the controlling interests along with the number of shares used to compute the per share amounts under both the no redemptions and maximum redemptions scenarios. Refer to the guidance in Rule 11-02(a)(9)(i) of Regulation S-X. Footnote disclosures should also be provided explaining how the shares used in calculating such amounts were calculated or determined.

Securities and Exchange Commission

August 23, 2021

Response: The Company respectfully acknowledges the Staff’s comment. The pro forma condensed combined statement of operations was updated starting on page 74 for each period presented. Additional disclosures were added to the pro forma tables for each period presented to include pro forma basic and diluted earnings (loss) per share attributable to the controlling interests, and number of shares attributable to the controlling interest used in the calculation, under both the no redemption and maximum redemption scenarios. In addition, a footnote disclosure (GG) was added on page 81 to explain how the shares used in calculating the basic and diluted loss per share, attributable to controlling interests, was determined.

Notes to Unaudited Condensed Combined Financial Information Note 2. Transaction Accounting Adjustments

Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2021, page 71

17.	Staff Comment: Referencing notes (C) and (M), we note that you reflect adjustments on your pro forma balance sheet at March 31, 2021 to give effect to estimated transaction costs of approximately $8 million including advisory, banking, printing, legal, and accounting fees, which is expected to be incurred in relation to the business combination as a reduction of cash and additional paid-in capital. Transaction accounting adjustments to the balance sheet and their related impacts should be reflected on the pro forma condensed statements of operations as if the transaction occurred on January 1, 2020. Please revise your pro forma condensed statement of operations for the year ended December 31, 2020 to include a pro forma adjustment for these transaction costs pursuant to Rule 11- 02(a)(6)(i)(B) of Regulation S-X or explain why you do not believe this is appropriate.

Response: The Company respectfully acknowledges the Staff’s comment. In response as to why the Company does not believe a pro forma adjustment is appropriate to the pro forma condensed combined statement of operations for the year ended December 31, 2020, the Company refers the staff to SEC Staff Accounting Bulletin (SAB) Topic 5A— “Expenses of Offering.” Under the guidance, the referenced $8.0 million of estimated transaction costs (which has been updated to $15.0 million as of June 30, 2021) are allowed to be capitalized as part of the business combination, as these are direct incremental costs of the transaction. Therefore, the Company believes that the transaction accounting adjustments to the pro forma condensed combined balance sheet are sufficient under the bulleting guidance, as the costs may be capitalized. Based on SAB Topic 5A, the Company believes the additional adjustment is not appropriate and the current disclosure is accurately stated.

Securities and Exchange Commission

August 23, 2021

Additionally, please note that Redbox’s March 31, 2021 unaudited consolidated financial statements are replaced by the June 30, 2021 unaudited consolidated financial statements in the amended filing.

18.	Staff Comment: Refer to footnote (D) - Please disclose the nature of the additional $63.6 million pro forma adjustment to long-term debt under the maximum redemption scenario. Also, please explain how the amount of this adjustment was determined.

Response: The Company respectfully acknowledges the Staff’s comment. Additional disclosures were added to footnote (D) on page 76 in order to more clearly disclose the nature of the additional pro forma adjustment to long-term debt under the maximum redemption scenario. Additionally, further explanation was added to disclose how the amount of the adjustment was determined.

Additionally, please note the pro forma condensed combined balance sheet is now dated as of June 30, 2021 in the amended filing, replacing the pro forma condensed combined balance sheet as of March 31, 2021.

19.	Staff Comment: Refer to footnote (G) under the maximum redemption scenario - Please explain how the amount of this adjustment was calculated or determined and disclose all of the components of this adjustment. Also, please revise your disclosure to explain how this adjustment was determined to meet the Minimum Cash Condition of $86 million required to close on the transaction since you will only have $36 million in cash on your pro forma balance sheet following this pro forma adjustment.

Response: The Company respectfully acknowledges the Staff’s comment. Additional disclosures were added to footnote (G) on page 77 in order to more clearly disclose the nature of the additional pro forma adjustment to cash, cash equivalents, and restricted cash under the maximum redemption scenario. Additionally, the Company added clarification to the Minimum Cash Condition requirements for the transaction. The footnote disclosure was revised to the following:

(G) “Under the maximum redemption scenario, the Company is expected to prepay $53.4 million less ($50.0 million compared to $103.4 million) of its credit facilities than under the no redemption scenario, resulting in additional cash balances available. Additionally, the maximum redemption scenario results in approximately $109.2 million initial share redemption cash payments, from the redemption of 10,810,644 SGAC public shares. The maximum redemption results in the $86.0 million minimum cash requirement which is the sum of $36.0 million from public shares (3,564,356 shares * $10.10 per share) plus $50.0 million from the PIPE Investment. Concurrently a $50.0 million debt pay down will take place resulting in $36.0 million available cash prior to transaction fees.”

20.	Staff Comment: Refer to note (I) - Please revise your disclosure to explain how the amount was determined for the reclassification of 12,286,848 Class A common shares subject to redemption to permanent equity for the no redemptions scenario. Also, it appears there is language omitted after ‘reclassification of 12,286,848’ that needs to be revised to indicate that Class A shares common shares were reclassified. Please advise or revise.

Securities and Exchange Commission

August 23, 2021

Response: The Company respectfully acknowledges the Staff’s comment. The disclosure was revised on page 77 to clarify how the amount was determined for the reclassification of 11,908,450 Class A common shares subject to redemption to permanent equity for the no redemptions scenario. The shares were reclassified to permanent equity at an initial redemption price of $10.10 and par value of $0.0001, resulting in the reclassification of $120.3 million at June 30, 2021 (11,908,450 Class A common shares x $10.10 redemption price).

Additionally, please note the pro forma condensed combined balance sheet is now dated as of June 30, 2021 in the amended filing, replacing the pro forma condensed combined balance sheet as of March 31, 2021.

21.	Staff Comment: Please revise footnote (N) to explain the nature of the pro forma adjustments being made to other long-term liabilities under the no redemptions and maximum redemptions scenarios and explain how the amounts of each of these adjustments were determined.

Response: The Company respectfully acknowledges the Staff’s comment. The footnote disclosure has been revised on page 78 to include the following disclosure:

“Represents adjustment to liability for unrecognized tax benefits allocable to SGAC of $1.3 million and $0.3 million under the no redemption and maximum redemption scenarios, respectively.”

22.	Staff Comment: Refer to note (Q) - Please revise to disclose the various components of pro forma adjustment (Q) under both the no redemptions and maximum redemptions scenarios, including accrued interest, deferred taxes, interest expense and deferred financing fees. Also, revise to disclose how each component of this adjustment was calculated or determined.

Response: The Company respectfully acknowledges the Staff’s comment. The footnote disclosure has been revised on page 79 to include the following disclosure:

(Q) “Reflects the repayment of Redbox debt which consists of outstanding Credit Facility Loans, in accordance with amount stipulated in the Business Combination Agreement, as of January 1, 2020. Total represents reclassification of accrued interest payable, deferred financing fees and taxes payable associated with the repayment. Under the minimum redemption scenario, the pro forma adjustment includes a $15.0 million reduction to accrued interest payable and deferred financing fees, $3.8 million increase to taxes payable and corresponding $11.2 million increase in retained earnings. Under the maximum redemption scenario, in which the Company expects a lower debt repayment, additional pro forma adjustments include a $7.6 million increase to accrued interest payable and deferred financing fees, $1.9 million decrease to taxes payable, and corresponding $5.7 million decrease in retained earnings. Assumptions include total debt repayment of $103.4 million assuming no redemptions and $50.0 million assuming maximum redemptions, and the reversal of outstanding accrued interest and deferred financing fees at repayment.”

Securities and Exchange Commission

August 23, 2021

The Company believes that the enhanced disclosure clearly provides investors with the components of the pro forma adjustment, as well as how the adjustments are determined, under both the no redemption and maximum redemption scenarios.

23.	Staff Comment: Refer to footnote (L) - Please revise the notes to the pro forma information to explain how the amounts of the pro forma adjustments to non-controlling interests under the no redemptions and maximum redemptions scenarios were calculated or determined.

Response: The Company respectfully acknowledges the Staff’s comment. The footnote disclosure has been revised on page 77 to include the following disclosure:

(L) “Represents the allocation of net assets to the non-controlling interests, which are primarily due to the retained interests of the Sellers. Adjustments result in total non-controlling interest of the Sellers of 57.0% (assuming no redemptions) and 71.4% (assuming maximum redemptions). The non-controlling interest percentages were calculated using Class R Redbox rollover shares.”

The Company believes that the disclosure clearly provides investors with the relevant information to illustrate how the amounts of the pro forma adjustments to non-controlling interests are calculated.

24.	Staff Comment: Refer to footnote (M) - Please explain how the amount of this pro forma adjustment to additional paid-in-capital under the “maximum redemption” scenario was calculated or determined. If there are multiple components to this pro forma adjustment, please provide this disclosure for each component.

Response: The Company respectfully acknowledges the Staff’s comment. The footnote disclosure was revised starting on page 77 to provide an additional tabular disclosure to illustrate the additional pro forma adjustments to additional paid-in capital, assuming maximum redemptions. This table clearly illustrates the balances and components of the maximum redemption scenario adjustments, similar to the disclosure assuming no redemptions.

Securities and Exchange Commission

August 23, 2021

Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations

For the Three Months Ended March 31, 2021 and the Year Ended December 31, 2020, page 74

25.	Staff Comment: Refer to footnote (CC) - Please revise your disclosure to break out the components of the pro forma adjustment to eliminate the historical expenses related to Redbox debt and explain the difference in the amounts under the maximum and minimum redemption scenarios. Also, explain the significant assumptions used to calculate or determine each component of the pro forma adjustments under each scenario.

Response: The Company respectfully acknowledges the Staff’s comment. For each period presented, the footnote disclosure has been revised on page 80 to break out all components of the pro forma adjustments to eliminate the historical expenses related to Redbox’s debt, under both the minimum and maximum redemption scenarios. The individual components presented include interest expense, amortization of deferred financing fees, and write-off of unamortized deferred financing fees. The updated disclosure also presents the assumptions used in the calculations regarding the debt repayments under each redemption scenario.

The Company believes that the enhanced disclosure clearly provides investors with the components of the pro forma adjustment, as well as how the adjustments are determined, under both the no redemption and maximum redemption scenarios. Primarily, the Company notes that the key assumptions utilized are the total debt repayments in each scenario, as well as the full reversal of all previously incurred interest expense and deferred financing amortization costs in the periods presented.

26.	Staff Comment: Refer to footnote (DD) - Please revise to disclose how you determined or calculated the adjustment for income taxes in the pro forma statements of operations for the three months ended March 31, 2021 and the year ended December 31, 2020 under the no redemption and maximum redemption scenarios.

Response: The Company respectfully acknowledges the Staff’s comment. The footnote disclosure has been revised on page 80 to include the following disclosure:

“(DD) Adjustment to eliminate the historical tax expense (benefit) of Redbox and SGAC and to record the tax provisions of the combined entities on a pro forma basis using a pro forma effective tax rate of 25.8% and 26.3% for the six months ended June 30, 2021 under the no redemption and maximum redemption scenarios, respectively, which was applied to the income attributable to the controlling interest as the income attributable to the non-controlling interest is pass-through income. The effective tax rate varies from the statutory rate of 21% primarily due to state income taxes, permanent differences, tax credits generated and the impact of the valuation allowance recorded.

Adjustment to eliminate the historical tax expense (benefit) of Redbox and SGAC and to record the tax provisions of the combined entities on a pro forma basis using a pro forma effective tax rate of 26.3% and 26.9% for the year ended December 31, 2020 under the no redemption and maximum redemption scenarios, respectively, which was applied to the income attributable to the controlling interest as the income attributable to the non-controlling interest is pass-through income. The effective tax rate varies from the statutory rate of 21% primarily due to state income taxes, permanent differences, tax credits generated and the impact of the valuation allowance recorded.

Securities and Exchange Commission

August 23, 2021

However, the effective tax rate of the combined company could be different depending on post-Business Combination activities.”

27.	Staff Comment: Refer to footnote (EE) - Please revise to disclose the calculation of the allocation of the net loss attributable to SGAC and to the non-controlling interests of Redwood Intermediate LLC (Redwood) due to the retained units held by the minority shareholders of the Sellers for the three months ended March 31, 2021 and the year ended December 31, 2020. Your revised disclosure should clearly explain how pro forma adjustment (EE) under both scenarios and for both periods presented was calculated or determined.

Response: The Company respectfully acknowledges the Staff’s comment. The footnote disclosure was revised on page 81 to provide an additional tabular disclosure under both scenarios for each period presented, the six months ended June 30, 2021 and the year ended December 31, 2020. The disclosure clearly presents the pro forma net loss, non-controlling interest percentage, non-controlling interest pro forma adjustment, and net loss attributable to non-controlling interests. The information is presented under both the no redemption and maximum redemption scenarios.

The Company believes that the disclosure clearly provides investors with the relevant information to illustrate how the amounts of the pro forma adjustments to non-controlling interests are calculated.

Background of the Business Combination, page 100

28.	Staff Comment: Please describe, in detail, how you came into contact with the initial 20 potential target entities and how you narrowed the options to “over a dozen” potential target entities. To the extent you were in contact with other entities while pursuing a business combination with Redbox, please revise to state as much. Also, please revise to include the name of the financial advisory group that introduced SGAC’s Chief Executive Officer to Redbox.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 107 to disclose how the Company came into contact with the initial 20 potential target entities and the extent in which the Company was in contact with other entities while pursuing a business combination with Redbox. Additionally, the Company has revised the disclosure on page 107 to identify BTIG, LLC as the financial advisory group which introduced the Company’s Chief Executive Officer to Redbox.

Securities and Exchange Commission

August 23, 2021

29.	Staff Comment: Please summarize Redbox’s rationale for a de-SPAC transaction and highlight why SGAC was specifically suited for the transaction. Also, please summarize the material points of discussion among SGAC’s executives and board for a potential transaction with Redbox.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 107 to summarize Redbox’s rationale for a de-SPAC transaction, highlight why the Company was specifically suited for the transaction and summarize the material points of discussion among the Company’s executives and board for a potential transaction with Redbox.

30.	Staff Comment: Please provide the names of the public companies and valuations used to determine the initial valuation in the letter of intent for Redbox, which set the initial valuation at $638 million. Please disclose who prepared such valuations. Please also summarize the basis for the revised letter of intent including the basis of the proposed valuation, the additional terms providing for the transaction to be structured as an “Up-C” transaction, including the requirement that the parties enter into a tax receivable agreement, and certain terms relating to registration rights, lock-up periods and other terms customarily included in a transaction such as the business combination. Finally, please disclose the remaining key open terms of the letter and summarize the negotiation points in subsequent drafts of the letter.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 108. The Company respectfully advises the Staff that all material information relating to the outstanding open terms and negotiating points are included in the current disclosure.

31.	Staff Comment: We note that SGAC hired B. Riley Advisory Services to perform a due diligence and quality of earnings review of RAR, which was provided to SGAC’s executives and its board of directors prior to SGAC’s board approval of the Business Combination Agreement. Accordingly, please provide the relevant information as required by Item 1015(b) of Regulation M-A.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that B. Riley’s due diligence and quality of earnings review of Redbox was prepared in connection with the Company’s broader due diligence review of Redbox. B. Riley’s review did not constitute a report, opinion or appraisal within the meaning of Item 1015 of Regulation M-A.

In connection with its due diligence on Redbox, the Company engaged B. Riley to review certain aspects of Redbox’s business and to review materials provided by Redbox. B. Riley produced a summary of its review in connection therewith. This due diligence summary focused on diligence regarding the historical financial information of Redbox. B. Riley did not opine on the value of Redbox’s assets or the fairness of the consideration offered in the business combination and further, B. Riley was not informed of the terms of the Business Combination Agreement entered into in connection with the business combination or the implied valuation of Redbox. B. Riley made no recommendations regarding the value of Redbox, whether the Company should or should not proceed with the business combination, or the fairness of the business combination. Given the limited nature of the services provided by B. Riley, the Company respectfully submits that the requirements of Item 1015(b) of Regulation M-A are not applicable to the materials prepared by B. Riley.

Securities and Exchange Commission

August 23, 2021

SGAC’s Board of Directors’ Reasons for Approval of the Business Combination, page 103

32.	Staff Comment: Please elaborate further on the Redbox model “significant barriers to entry” that the board considered in approving the business combination.

Response: The Company respectfully advises the Staff that Redbox is one of the last physical destinations which allows customers to rent hard copies of DVDs or Blu-ray discs. Redbox has approximately 40,000 physical locations across the United States and serves more than 40 million customers. Additionally, Redbox has long-established relationships with retailers, film studios and distributors that have been cultivated over many years and periods of negotiation. The Redbox business model and physical infrastructure would be both costly and time consuming to replicate, and the prospects of a de novo entrant in its market segment of “value customers” is unlikely because the entry costs would not justify the necessary return on capital.

33.	Staff Comment: We note that the SGAC board contemplated “the possibility of litigation challenging the business combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the business combination” when approving the business combination. To the extent there is any known or existing litigation, please revise to state as much.

Response: The Company respectfully advises the Staff that there is currently no known existing litigation challenging the business combination.

34.	Staff Comment: Please clarify whether the uncertainties and risk and other potentially negative factors concerning the business combination SGAC’s board of directors considered included the amount of Redbox’s debt, which was approximately $344 million as of March 31, 2021, and the trailing three-year trend in Redbox’s revenues, which has been decreasing.

Response: In response to the Staff’s comment, the Company has added disclosure on page 112 to clarify that the uncertainties, risk and other potentially negative factors concerning the business combination which the Company’s board of directors considered included Redbox’s revenues and total outstanding debt.

Comparable Company Analysis, page 107

35.	Staff Comment: We note that “SGAC management selected core peers among publicly-traded companies it viewed as most similar to the business of Redbox and media and entertainment generally” and “[f]or additional context, SGAC’s management also compared its valuation of Redbox relative to companies in similar but tangential sectors, but it did not view such companies as core to its valuation.” Please disclose which companies that SGAC management selected as “core peers” and which were considered to be “in similar but tangential sectors.”

Securities and Exchange Commission

August 23, 2021

Response: In response to the Staff’s comment, the Company has added disclosure on page 114 to specify which companies the Company’s management selected as “core peers” and which were considered to be “in similar but tangential sectors.”

Interests of Certain Persons in the Business Combination, page 109

36.	Staff Comment: Please disclose the total approximate dollar value of the Sponsor’s ownership interest based on the transaction value and recent trading prices as compared to the price paid. Also, please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Please include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Please provide similar disclosure for the company’s officers and directors, if material.

Response: The Company respectfully advises the Staff that the value of the founder shares and private placement warrants will be included in the Company’s final proxy statement based on closing price on the record date for the special meeting. There are currently no loans extended, fees due or out of pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement so no additional disclosure has been included here.

Redemption Rights, page 112

37.	Staff Comment: We note that SGAC’s officers, directors and the initial stockholders entered into a letter agreement, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of a business combination. Please describe any consideration provided in exchange for this agreement.

Response: In response to the Staff’s comment, the Company has added disclosure on pages xii and 85 to describe the consideration provided in exchange for the letter agreement.

Proposal No. 2 -- The Charter Amendment Proposal, page 115

38.	Staff Comment: Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 117 and 123 to potential conflict of interest and whether it impacted the Company’s search for an acquisition target.

Securities and Exchange Commission

August 23, 2021

Information About Redbox, page 151

39.	Staff Comment: We note your statement that “Redbox provides unmatched customer value with new release movie disc rentals priced at $2 or less a night, which is about one-third of the cost of a digital rental.” Please disclose the average cost of new release movie disc rentals by your competitors. Please also disclose the cost of new release movie rentals via Redbox On Demand.

Response: The Company respectfully acknowledges the Staff’s comment. The Information About Redbox disclosure on page 158 has been revised to reflect the following:

“Redbox provides exceptional customer value with new release movie disc rentals priced at $2 or less a night, which is about one-third of the cost of a digital rental which are typically $5.99 or more on digital retail platforms including Redbox On Demand.”

Redbox Competitive Strengths, page 153

40.	Staff Comment: We note your statement that “[a]t $2.00 or less a night for a new release movie rental, Redbox provides one of the best values in entertainment, especially when compared to the typical price of $5.99 for a digital rental of the same title. This is a clear differentiator, especially for value conscious consumers. Customers are usually able to access these movies 80 to 120 days before they become available on subscription streaming platforms which require monthly subscription fees ranging from $5.00 to $15.00 a month depending on the provider. In addition, the majority of those major studio titles will not go to Netflix.” We also note statements that Redbox “is an established brand,” a “leading service provider,” provides its customers “with the best value in entertainment and most choice in how they consume it,” and “provides unmatched customer value.” Please provide supplemental support for these statements or revise to characterize them as management’s beliefs.

Response: The Company respectfully acknowledges the Staff’s comment. Redbox is an established brand evidenced by over 6 billion rentals to date, 40,000 kiosks representing more locations than Starbucks and McDonald’s combined, an estimated 400 million weekly retail impressions, and 39 million members in our loyalty program.

In response to the Staff’s comment, the Company has changed “The best value for new release movies” to “Attractive value for new release movies” on page 160.  We believe this is appropriately stated as $2 or less per night for a new release movie from the kiosk is much less than the average $5.99 rental price for that same movie through a digital platform.  Similarly the Company has changed “Unmatched customer value” to “Exceptional customer value” based on the value differential in pricing noted in this paragraph.

As it relates to language including “provides its customers” and “the best value” and “the most choice” in a number of sections, those comments are preceded in its Competitive Strengths section by “the Company is focused on.” Therefore these are statements of Redbox’s goals.

Securities and Exchange Commission

August 23, 2021

41.	Staff Comment: We note your statement that “[a]s a result of the price point and retail distribution channels, Redbox has attracted a unique customer base. 71% of the Company’s customers self-identify as ‘deal hunters,’ and Redbox customers have been slower to fully transition to digital. Approximately 70% of the customer base identifies as later adopters of technology and over-indexes on traditional cable TV spend. This unique customer base provides Redbox a great opportunity to tailor its digital products to serve their specific needs as they make a shift to digital over time.” Please provide supplemental support for these figures. To the extent any report was prepared in connection with this proxy statement, please provide the information required by Item 1015(b) of Regulation M-A.

Response: The Company respectfully acknowledges the Staff’s comment, and will submit to the Staff additional backup materials under separate cover. The numbers are sourced from internal surveys with Redbox customer panels and are thus not subject to Item 1015(b) of Regulation M-A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview

Redbox Digital Business, page 158

42.	Staff Comment: You disclose that Redbox is undergoing a significant expansion and digital transformation and is rapidly expanding its Redbox Digital Business (Digital Business). However, your segment results and discussion highlight a significant decline in the revenues from your Redbox Legacy Business due to the COVID-19 pandemic’s impact on movie rentals including the significant decline in new movie releases and theatre closures, which also impacted the Digital Business segment. Please expand the discussion of your Digital Business to address the significant economic changes faced due to the pandemic’s impact, trends, uncertainties, and challenges faced from larger competitors in the on- demand movie industry which impacted Redbox’s revenues and income from operations. In your discussion, please expand to discuss the trend for movie studios, producers, and streaming services, including Disney, HBO, Netflix and Prime Video, and theater chains, to directly stream their new movies on their own platforms. Refer to Item 303(b)(2)(i) through (iii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has updated its previous section “Impact of COVID-19” within Management’s Discussion and Analysis under a new heading “Impact of COVID-19 and Emerging Industry Trends” on page 167. Within this section, the Company discusses in fuller detail the economic changes facing Redbox’s digital business due to the pandemic, as well as trends, uncertainties, and challenges faced from larger competitors in the On Demand movie business.

Securities and Exchange Commission

August 23, 2021

Results of Operations for the Three Months Ended March 31, 2021 and 2020

Three months ended March 31, 2021 compared to the three months ended March 31, 2020 Net Revenue and Operating Income (Loss), page 163

43.	Staff Comment: Please quantify in your discussion the key drivers of the variances in net revenues and income from operations for known trends, uncertainties, and economic events that have negatively impacted your financial results for the three month period ended March 31, 2021 as compared to the corresponding prior year period. In your discussion, consider quantifying changes in movie rental volume and prices which impacted your legacy kiosk movie rental business and growth in your On-Demand service offerings. Comply with this comment in your Segment Discussion on pages 164 and 167, and in your discussion and analysis of the results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019 on page 166. Refer to Item 303(b)(2)(i) through (iii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has enhanced its disclosure within Redbox’s results of operations including segment discussion to further discuss the key drivers of the variances in net revenue and income from operations, as well as identifying known trends, uncertainties and economic events that have impacted Redbox’s results. Further, the Company has enhanced Redbox’s segment discussion to quantify the changes in title release count, movie rental volume and pricing for Redbox’s Legacy Business as well as add additional disclosure to discuss the trends impacting growth in the Redbox’s On Demand offering.

Redbox Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 171

44.	Staff Comment: Please disclose in further detail how you intend to meet your working capital needs and other financial obligations, including capital expenditures and the interest due on your long-term debt based on your current financial condition. You disclose that the company’s ability to meet operating cash requirements and maintain sufficient liquidity is based on a return to positive operating cash flows and the ability to draw on the Term B Revolving Credit Facility. Please expand your disclosure to discuss the availability of additional financing from New Outerwall to meet working capital needs and satisfy other financial obligations, other possible sources of additional external and internal financing, and the availability of unused credit facilities. Refer to Item 303(b)(1)(i) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has enhanced its disclosure on page 179, specifically within Redbox’s “Liquidity and Capital Resources” section within Management’s Discussion and Analysis.

Securities and Exchange Commission

August 23, 2021

In response to the prolonged impact of COVID-19, the Company discusses actions Redbox has taken with respect to amending its credit facilities, availability of additional financing from New Outerwall, and actions Redbox has taken to reduce expenses and manage working capital.

Critical Accounting Policies Goodwill Impairment, page 176

45.	Staff Comment: Please provide information to enable investors to assess the probability of future goodwill impairment charges. For example, please disclose whether your Legacy Business reporting unit is at risk of failing the quantitative impairment test or that the fair value of your reporting unit is substantially in excess of carrying value and is not at risk of failing. If your Legacy Business reporting unit is at risk of failing or does not exceed the carrying value by a substantial percentage, you should disclose:

•	the percentage by which fair value exceeded carrying value at the date of the most recent test;
•	the amount of goodwill allocated to the reporting unit;
•	a more detailed description of the methods and key assumptions used and how the key assumptions were determined;
•	a discussion of the degree of uncertainty associated with the assumptions; and
•	a description of potential events, changes in your business strategy, and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: The Company respectfully acknowledges the Staff’s comment. As noted within the Company’s disclosure, during the fourth quarter of 2020, Redbox completed a quantitative impairment analysis for goodwill related to its Legacy reporting unit as a result of the significant impact of COVID-19 on its financial performance. The Company added disclosure on page 185 that the fair value of Redbox’s Legacy reporting unit exceeded its carrying value by approximately 14% and as such, no impairment charge was recorded.

Beneficial Ownership of Securities, page 199

46.	Staff Comment: We note your statement that “[a]fter the business combination, all directors and executive officers of SGAC as a group will have an approximately 3.2% indirect economic interest in Parent, assuming no redemptions.” Please provide additional information on the indirect economic interest in the Parent. To the extent that any right to acquire beneficial ownership will occur within 60 days, please revise the table to reflect this information.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 210 to make clear that the directors and officers of SGAC as a group will have an indirect economic interest in the Company, following the business combination, instead of the Parent. The Company respectfully advises the Staff that none of the Company's directors or executive officers have a right to acquire beneficial ownership in the Company following the business combination, although the Sponsor may distribute the securities held by it to its members.

Securities and Exchange Commission

August 23, 2021

47.	Staff Comment: Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 210.

Certain Relationships and Related Party Transactions Redbox’s Related Party Transactions, page 205

48.	Staff Comment: We note that you disclose various transactions between Redbox and its affiliates on pages 205 and 206 of your filing. Please revise Note 13 to Redwood Intermediate LLC’s audited financial statements to disclose the nature and significant terms of these related party transactions. Refer to the guidance in ASC 850-10-50. Alternatively, please explain why you do not believe additional disclosures are required.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has enhanced the disclosure in both its Related Party and Debt footnotes on pages F-84 and F-74, respectively, to disclose the nature and significant terms of Redbox’s related party transactions.

Redwood Intermediate, LLC and Subsidiaries Interim Financial Statements Notes to Unaudited Condensed Consolidated Financial Statements

Note 14. Subsequent Events, page F-57

49.	Staff Comment: Your disclosure on page F-57 indicates that in connection with the Company’s impending business combination and restructuring, on June 29, 2021, the Company and New Outerwall, its parent, determined that it was no longer probable that the income tax payable balances of the Company to New Outerwall would be paid. As a result, the Company recorded an entry to reduce accrued and other current liabilities by $15.8 million and to increase additional paid-in capital by this same amount. As this appears to be an autonomous entity adjustment as such term is described in Rule 11-01(a)(7) of Regulation S-X, please revise the pro forma balance sheet on page 68 to give pro forma effect to this adjustment or explain why you do not believe this is required. Refer to the guidance in Rule 11-02(a)(6)(ii) of Regulation S-X. Also, the notes to the pro forma balance sheet should be revised to explain the nature of this adjustment and how it was determined.

Response: The Company respectfully acknowledges the Staff’s comment. The Company does not view this as an autonomous entity adjustment as such term is described in Rule 11-01(a)(7) of Regulation S-X.

Securities and Exchange Commission

August 23, 2021

Rule 11-01(a)(7) of Regulation S-X states the following:

§ 210.11-01 Presentation requirements.

(a) Pro forma financial information must be filed when any of the following conditions exist:

(7) The registrant previously was a part of another entity and such presentation is necessary to reflect operations and financial position of the registrant as an autonomous entity.

Subsequent to the consummation of the transaction, New Outerwall (“Apollo”) is still maintaining a controlling interest in Redwood Intermediate, LLC, and they will retain power to make Redwood Intermediate, LLC pay back this intercompany tax payable both before and after the transaction. Redwood Intermediate, LLC will remain consolidated by Apollo subsequent to the completion of the transaction. Additionally, Apollo did not forgive the intercompany tax payable because of the completion of the transaction. Based on this analysis, the Company does not believe this is deemed an autonomous entity adjustment under the guidance, and an additional pro forma adjustment to the pro forma condensed combined balance sheet is not required.

Additionally, please note the pro forma condensed combined balance sheet is now dated as of June 30, 2021 in the amended filing, replacing the pro forma condensed combined balance sheet as of March 31, 2021. The Company notes that Redbox’s consolidated financial statements as of March 31, 2021 went “stale” as of August 12, 2021. Therefore, in accordance with Regulation S-X, Rule 3-12, the Company updated Redbox’s consolidated financial statements included in the initial filing and dated as of March 31, 2021, to June 30, 2021 in the amended filing.

The Company refers the staff to Note 14 of the Redwood Intermediate, LLC consolidated financial statements. The note indicates that the Company determined that it was no longer probable that the referenced payable would be paid on June 29, 2021. Therefore, the event will not be deemed a subsequent event as of the June 30, 2021 consolidated balance sheet date and is included within the historical balance sheet as of June 30, 2021. As the transaction is captured in the June 30, 2021 consolidated financial statements, the Company believes a pro forma adjustment is not required as of the reporting date.

Securities and Exchange Commission

August 23, 2021

Redwood Intermediate, LLC Consolidated Audited Financial Statements For the Years Ended December 31, 2020, 2019 and 2018

Notes to Audited Consolidated Financial Statements Note 4. Goodwill and Other Intangible Assets, page F-70

50.	Staff Comment: Given the decline in revenues experienced during 2020 and the three months ended March 31, 2021 as compared to the comparable periods of the prior years, please explain in further detail how you considered the potential impairment to Redbox’s goodwill and other intangible assets including contracts with retailors, trade names, contactable customer lists and developed technology. As part of your response, please explain how you considered the declining financing performance of Redbox’s Legacy Business, the negative impact of the COVID-10 pandemic on physical movie rentals, the significant decline in new movie releases in 2020, and the company’s transformation to digital platforms in your most recent impairment analysis. Refer to ASC 350-20-35 and 350-30- 35, as applicable. Also, please explain whether you considered revising the useful lives of your discrete classes of definitive lived intangible assets based on the negative factors cited above. Explain how you considered the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, and expected changes in distribution channels) described in ASC 350-30-35-3 in determining the appropriateness of the useful lives currently being used for your definitive lived intangible assets in your response.

Response: The Company respectfully acknowledges the Staff’s observations, and provides the following information to address the Staff’s observations:

In response to the Staff’s comments on various considerations regarding Redbox’s analysis of goodwill, the Company refers the Staff to the below discussion of its goodwill impairment policy and procedures.

Goodwill Impairment Assessment:

As disclosed in the Critical Accounting Policies section of its Management’s Discussion and Analysis (“MD&A”), to be compliant with ASC 350, Intangibles – Goodwill and Other (“ASC 350”), Redbox has an established accounting policy in which goodwill must be evaluated for impairment annually and more frequently on interim periods if triggering events indicate a potential impairment. Redbox’s annual goodwill impairment analysis is performed as of the end of Redbox’s fourth quarter, December 31. Additionally, each quarter management performs an assessment to determine if a “triggering” event occurred, thereby requiring an additional impairment analysis.

In accordance with ASC 350, in evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, Redbox assesses relevant key events and circumstances under ASC 350-20-35-3C(a) through (g). These include macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, other relevant entity-specific events, and events effecting a reporting unit. Redbox assesses and considers the totality of these events and circumstances, and if it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then Redbox performs a quantitative goodwill impairment test.

Securities and Exchange Commission

August 23, 2021

In response to the Staff’s comments on Redbox’s considerations of potential impairment to goodwill, please refer to the below discussion for the periods presented:

Goodwill Impairment Assessment for the Year Ended December 31, 2020:

Based on its qualitative analysis as of December 31, 2020, and as disclosed in the Critical Accounting Policies section of its Management’s Discussion and Analysis (“MD&A”), Redbox concluded that upon cumulative assessment of various qualitative factors under ASC 350-20-35-3C, it met the criteria for a “triggering” event in its Legacy reporting unit requiring a quantitative analysis of goodwill impairment for the reporting unit. Redbox determined that the “triggering event” occurred during the fourth quarter of 2020, and therefore its Step 1 quantitative analysis was performed as of December 31, 2020.

Based on its qualitative analysis, management notes that the Legacy reporting unit was the only reporting unit of Redbox that experienced a “triggering event” during 2020. Therefore, the Step 1 quantitative assessment is solely for the Legacy reporting unit and not the Digital reporting unit. As of December 31, 2020, goodwill of $144.0 million and $3.5 million was allocated to the Legacy and Digital reporting units, respectively. Based on the its quantitative analysis by reporting unit in accordance with ASC 350, Redbox notes that it had an estimated fair value in excess of carrying value for its Legacy reporting unit. Fair value in excess of carrying value was approximately 14% as of the December 31, 2020 quantitative analysis for the Legacy reporting unit.

As Redbox did conclude there was a “triggering event” during the year ended December 31, 2020 and performed a Step 1 quantitative analysis, the Company did not further address the Staff’s comments surrounding Redbox’s qualitative considerations of goodwill impairment for this period. As discussed above, Redbox tests for goodwill impairment on an annual basis in the fourth quarter and at interim basis if a “triggering event” indicates a potential impairment. While Redbox did identify indications of impairment that warranted the performance of Step 1 of the impairment test in the fourth quarter of 2020, there were no events previously in 2020 that Redbox identified as “triggering events” that would deem further consideration of potential impairment. While the COVID-19 pandemic had significant economic impacts, the totality of the impact on Redbox’s industry was not fully known until the fourth quarter of 2020 due to the continuing postponements of theatrical releases. Furthermore, Redbox’s growing digital business increased revenue and profitability during the pandemic impacted 2020. Based on the analysis of these events, Redbox concluded that the “triggering event” occurred in the fourth quarter of 2020. Please see below for further discussion for the six months ended June 30, 2021.

Goodwill Impairment Assessment for the Six Months Ended June 30, 2021:

The Company provides the following information to address the Staff’s observations for the six months ended June 30, 2021.

“Please explain how you considered:”

a)	“The declining financing performance of Redbox's Legacy Business.”

Redbox considered trends in its overall financial performance in its qualitative assessment, in accordance with ASC 350-20-35-3C(f).

Securities and Exchange Commission

August 23, 2021

Redbox recognizes that there has been declining financial performance in the Legacy reporting unit, as illustrated by a decline in net revenue and adjusted EBITDA for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. However, as further discussed below, the COVID-19 pandemic had a substantial impact on studio releases in both 2020 and the first half of 2021. This directly impacted Redbox’s financial performance for the six months ended June 30, 2021, compared to the same period in 2020, in which the first quarter was largely unaffected by pandemic related restrictions.

The Company notes that the third and fourth quarters of 2020 were the periods in which Redbox incurred the largest negative impact to financial performance from the COVID-19 pandemic. These quarters had only five cumulative movie releases as compared to 65 in the same period in 2019. While all major studios continued to delay major releases throughout 2020, in the fourth quarter of 2020, it became fully known that that the majority of major releases were delayed indefinitely before the holiday season, which would adversely impact physical rentals. At this time, as further discussed above, Redbox concluded a “triggering event” occurred, and performed a quantitative analysis of goodwill impairment for the Legacy reporting unit. As a result of the assessment, Redbox concluded that it had an estimated fair value in excess of carrying value for its Legacy reporting unit, and that there was no impairment for the reporting unit. For the six months ended June 30, 2021, Redbox took into consideration that it had excess fair value in its Legacy reporting unit based upon a recent quantitative analysis performed within the last fiscal year. Based on the recent quantitative analysis results illustrating excess fair value in the reporting unit, paired with increasing movie releases for the first half of 2021 as compared to the second half of 2020 and excess fair value illustrated by its pending SPAC transaction, the Company notes that this further supports that an additional “triggering event” did not occur during the six months ended June 30, 2021.

Redbox also considered its future forecast projections, which were updated to reflect the continued uncertainty of the COVID-19 pandemic and timing of new theatrical releases. Based on the updated projections as of June 30, 2021, revenue in the Legacy reporting unit is projected to substantially increase in the second half of 2021, as compared to the first and second quarters of 2021 as evidenced by theatres beginning to re-open across the country and movie studios announcing its theatrical release slate building back to pre-pandemic levels. As theatrical release slates are expected to return to normal trends by 2022, current potential theatrical release delays are expected to have minimal impact on the operating forecasts for 2022 and 2023.

b)	“The negative impact of the COVID-19 pandemic on physical movie rentals.”

Redbox considered various macroeconomic conditions in its qualitative assessment, including the impact of the COVID-19 pandemic, in accordance with ASC 350-20-35-3C(a).

Securities and Exchange Commission

August 23, 2021

During 2020 and the first half of 2021, Redbox experienced a meaningful decline in physical movie rentals, due in part to governmental and retail store restrictions along with a decline in new movie releases due to theater closures as a result of the COVID-19 pandemic. The lack of new theatrical releases during the third and fourth quarters of 2020 had a direct adverse impact on physical movie rentals during the first half of 2021. However, theatrical releases have shown substantial improvements during the first half of 2021 as compared to the second half of 2020. Additionally, as detailed further below, the Legacy business is expected to return to a normal rental cadence with the release of approximately 140 – 150 theatrical titles in 2022, and an estimated 45 titles in the second half of 2021, which will drive a higher rental volume as compared to the first half of 2021 which had 18 theatrical titles.

c)	“The significant decline in new movie releases in 2020.”

Redbox considered various industry and market considerations in its qualitative assessment, including the decline in theatrical movie releases in 2020 and early 2021 resulting from the COVID-19 pandemic, in accordance with ASC 350-20-35-3C(b).

COVID-19 had a substantial impact on studio releases in both 2020 and the first half of 2021. For 2020, Redbox had only 68 theatrical releases, compared to 140 in 2019, which was primarily the result of only five releases in the second half of 2020 due to COVID-19 related theater closures. While 2021 has shown improvement with theater openings resulting in 18 releases in the first half of 2021, this is still materially less than the 63 releases in the first half of 2020, in which COVID-19 related theater closures were not widespread until the second quarter. During 2021, there remains continued uncertainty on studio release date delays. As of June 30, 2021, Redbox has estimated 14 and 31 releases in the third and fourth quarters of 2021, respectively, which represents a substantial improvement from these quarters in 2020, in which there were only five total releases. Timing of release is a large factor of title performance, as titles released later in the year may push more rentals into 2022.While studios have resumed releasing movies, there remains some uncertainty in studio releases for the remainder of 2021 as studios may elect to delay some releases due to continued COVID related uncertainty. However, there is no expectation that the major studios will fully cancel planned releases, but may continue to postpone some to later in the fourth quarter of 2021 or to 2022. Currently, Redbox projects a total of approximately 140 – 150 releases in 2022, which is in line with the pre-pandemic 2019 releases. Based on these factors, while there remains uncertainty in studio releases, there have been positive trends in 2021 compared to the end of 2020, with the expectation of normal release slates by 2022.

d)	“The company’s transformation to digital platforms in your most recent impairment analysis.”

Redbox considered other relevant entity-specific events in its qualitative assessment, including various strategic initiatives, in accordance with ASC 350-20-35-3C(e).

Securities and Exchange Commission

August 23, 2021

The Digital reporting unit, including Redbox On Demand, launched in 2017. The Digital reporting unit demonstrated substantial growth in revenue during FY-2018, its first full year of operations, through FY-2020, with revenue increasing from $10.1 million in FY-2018 to $39.8 million in FY-2020. While net revenue decreased for the six months ended June 30, 2021 as compared to the same period in 2020, this was driven largely by fewer theatrical titles compared to 2020. Redbox expects the substantial growth in the business to continue in upcoming fiscal years with a substantial investment in resources focused on growth and increased content. While Redbox continues to grow and invest in its digital platform, it also remains focused on the sustainability its Legacy business.

Intangible and Other Long-Lived Asset Impairment Assessment:

In response to the Staff’s comments on Redbox’s considerations of potential impairment to other intangible assets, including contracts with retailers, trade names, contactable customer lists and developed technology, the Company refers the Staff to the below discussion on Redbox’s accounting policy and considerations for the year ended December 31, 2020 and six months ended June 30, 2021.

Under ASC 360-10-35-21, Redbox tests long-lived assets for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Goodwill is not included in the scope of this assessment and is covered separately under the guidance provided in ASC 350-20. In accordance with the guidance, in evaluating whether there are any events or changes in circumstance that indicate that its carrying value amount may not be recoverable, Redbox assesses relevant key events and circumstances under ASC 360-10-35-21(a) through (f). For each period’s assessment, Redbox assessed all relevant key events and circumstances under ASC 360-10-35-21(a) through (f), to determine if any such conditions existed as of the reporting dates that would warrant a quantitative test of impairment. Included in this assessment, Redbox considered the decline in financial performance and the negative impact of the COVID-19 pandemic on movie releases and physical movie rentals.

As of December 31, 2020, based on the review of all circumstances under the guidance, Redbox identified a triggering event based on the governmental and retail store restrictions along with a decline in studio movie releases due to theater closures. These events are described in further detail in the Company’s above response to Redbox’s goodwill impairment assessment. Based on the identified triggering event, Redbox performed a quantitative impairment analysis under ASC 360 during the fourth quarter of 2020. Management’s impairment assessment noted that the undiscounted cash flows of the asset group’s expected useful life exceeded its carrying value by 58%, and no impairment was indicated. Management notes that the substantial excess fair value as of the most recent fiscal year-end makes it highly unlikely there is an impairment indicator during the first or second quarters of 2021.

Securities and Exchange Commission

August 23, 2021

As of June 30, 2021, based on the review of all circumstances under the guidance, Redbox did not identify an additional triggering event that would indicate the carrying value of its long-lived assets may not be recoverable. Included in the assessment was a review of continued negative financial performance and the negative impacts of the COVID-19 pandemic. While there remains uncertainty on studio release delays, there are no expected release cancellations, and theatrical releases have shown substantial improvement with an expected return to normal release slates by 2022. As further detailed above, during the six months ended June 30, 2021, there were 18 theatrical releases compared to only five releases during the second half of 2020. Furthermore, 14 and 31 releases are expected in the third and fourth quarters of 2021, respectively, which represents a substantial improvement from these quarters in 2020, in which there were only five total releases. Additionally, in accordance with ASC 360, Redbox also considered the FASB’s list of indicators that may also be relevant. Included in this listing is a potential recent impairment to goodwill or other intangible assets under ASC 350. Based on the guidance, Redbox took into consideration that it had a substantial amount of excess fair value as of its most recent ASC 360 quantitative impairment analysis, which was performed within the last fiscal year.

Estimated Useful Lives:

The Company provides the following information to address the Staff’s observations regarding the useful lives of its discrete classes of definitive lived intangible assets based on the negative factors cited above.

Redbox has an estimated useful life of seven years for each of its definite-lived intangible assets subject to amortization, as disclosed in its December 31, 2020 audited consolidated financial statements and June 30, 2021 unaudited consolidated financial statements. These intangible assets consist of contracts with retailers, trade name, contactable customer list, and developed technology.

In accordance with 350-30-35-9, Redbox evaluates the useful lives of its intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. In its evaluation, Redbox considers all relevant factors noted in ASC-350-30-35-3 to determine the estimated useful lives of its definitive lived intangible assets. In response to the Staff’s observation, the Company notes the following considerations described ASC-350-30-35-3 (e): The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels).

Redbox acknowledges the reduction in physical rental demand, in part due to the COVID-19 pandemic, and has included such reductions in its operating forecasts. While there are projections for reduced physical rentals and reductions in kiosks, there are no signs to indicate obsolescence of Redbox’s intangible assets. As disclosed in its MD&A, Redbox has over 33,000 locations and more than 150 retail partners as of June 30, 2021, with a loyal, differentiated customer base of 40 million. Redbox plans to maintain a substantial footprint of kiosks with its retail partners through its current operating projections. Additionally, as disclosed in its overview regarding its Legacy business, Redbox’s customers are value-conscious, love movies and entertainment, and tend to be late-adopters of new technology. Therefore, the Company notes that while there is reduced physical rental demand due to in large part to fewer theatrical releases, the nature of Redbox’s value-conscious customers in the Legacy business indicate no immediate concerns of obsolescence over the current estimated useful lives of its intangible assets as theatrical releases are expected to return to pre-pandemic levels.

Securities and Exchange Commission

August 23, 2021

There is minimal competition that would lead to an expected change in useful life, as Redbox is the current market leader in the physical disc rental segment. The Company notes that the kiosk assets have value in use, and while there may be a buyer for Redbox’s business in aggregate, there are no competitors with the scale and resources to acquire the entirety of the business. Furthermore, management does not expect to sell its assets outside of a potential transaction involving a change in control of Redbox itself. As such, Redbox expects to retain title to all long-lived assets until Redbox ceases to maintain operations as a DVD rental kiosk company. Management currently does not expect to cease operations prior to the end of life of its long-lived assets. Additionally, while the estimated useful lives of its intangible assets are seven years, a large portion of its assets are well into their useful lives as of December 31, 2020 and June 30, 2021, further indicating the minimal likelihood of their disposal prior to being fully amortized.

Redbox also considered other economic factors, including the stability of the industry. Redbox is rapidly expanding its digital products and leveraging its customer and marketing scale to grow these businesses. Digital media and entertainment have demonstrated tremendous growth in recent years, as evidenced by the increasing popularity and user-growth in the digital streaming services market, and Redbox anticipates continued growth in the business as a multi-faceted entertainment Company. Based on these industry considerations, the Company notes no qualitative factors that would indicate a change in circumstance to warrant a revision to the remaining period of amortization to Redbox’s definite-lived intangible assets.

Note 6. Debt, page F-72

51.	Staff Comment: Your disclosure on page F-84 that indicates that New Outerwall, your parent, provided you with a Term B-2 Loan under the Fourth Amendment to your Credit Agreement implies that the lender for your Term B Credit Facility and Revolving Credit Facility may be a related party. Please tell us whether the lender under these debt arrangements is an affiliate of Redbox. If so, please revise Note 6 to disclose the nature of the related party relationship. Refer to ASC 850-10-50.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has revised its Note 6 disclosure starting on page F-74 to indicate that Redbox is an indirect, wholly owned subsidiary of New Outerwall, Inc.

52.	Staff Comment: Your disclosure in the first risk factor on page 44 indicates that your credit agreement contains restrictions on your ability to pay dividends or make distributions in respect of, or repurchase or redeem capital stock or make other restricted payments. Please revise the notes to your financial statements to explain the nature and terms of the restrictions on your ability to pay dividends. Refer to the guidance in Rule 4-08(e) of Regulation S-X.

Securities and Exchange Commission

August 23, 2021

Response: The Company respectfully acknowledges the Staff’s comment. The Company has enhanced the disclosure on page F-76 surrounding Redbox’s dividend restrictions within its Debt footnote.

General

53.	Staff Comment: We note that your Proposed Charter and Warrant Agreement contain exclusive forum provisions. With respect to your Proposed Charter, we note that Section 11.1 provides that unless you consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for certain stockholder claims. Your exclusive forum provision also provides that the exclusive forum provision will not apply to claims brought under the Exchange Act and that there is an exclusive federal forum in the federal district courts of the United States of America for any claim brought under the Securities Act. However, your risk factor disclosure on page 60 states that your exclusive forum provision (the Court of Chancery of the State of Delaware) will apply to Securities Act claims. Please revise to reconcile this inconsistency. Additionally, please revise to address any risks and impact on investors, such as increased costs to bring a claim and that that these provisions can discourage claims or limit inventors’ ability to bring a claim in a judicial forum that they find favorable. Please also address any uncertainty about enforceability, including whether a court would enforce the provision. Finally, please revise your Description of Securities disclosure on page 207 to include a description of your exclusive forum provision. With respect to the exclusive forum provision in your Warrant Agreement, please revise to include a risk factor that address the material risks associated with this provision.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 54, 55, 63, 64 and 225.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned (by telephone at (212) 318-6499 or by email at franklopez@paulhastings.com).

Sincerely,

Frank Lopez

VIA E-MAIL

Securities and Exchange Commission

August 23, 2021

cc:           Robert Shapiro

Linda Cvrkel

Cara Wirth

Dietrich King

Securities and Exchange Commission

Stephen C. Smith

Jay Burnham

Seaport Global Acquisition Corp.

Carl R. Sanchez

James M. Shea, Jr.

Paul Hastings LLP

Brian M. Janson

Paul, Weiss, Rifkind, Wharton & Garrison LLP